Exhibit 10.40

Execution Version

February 26, 2013

Mr. Steve Lesnik

Dear Steve,

I am pleased to confirm your continued service as the President and Chief Executive Officer of Career Education Corporation (“CEC” or the “Company”), based in Schaumburg, IL.

As discussed, I am writing to confirm the Company’s agreement with you that you will act as the Company’s Chief Executive Officer, an employee or consultant agent to the Company from the date of this Letter until March 31, 2014 (the “Term”) unless the Term is extended by mutual agreement by you and the Board of Directors of the Company, it being understood that the Term shall be automatically extended by one day for each day that you serve as the Company’s Chief Executive Officer after September 30, 2013.

If the Company hires a new chief executive officer before the end of the Term, the Company understands and agrees that you will be available to provide, until the end of the Term, executive consulting agent services to the Company at reasonable times and upon the reasonable notice from, and request of, the chief executive officer of the Company.

Following are details of your compensation package in connection with your continued employment and potential consulting agent arrangement with the Company:

1.	You will be paid an annual base salary of $1,000,000 ($83,333 per month) through the end of the Term (payable in installments in accordance with the Company’s standard payroll schedule), as long as you remain employed by, or providing services to, the Company as its Chief Executive Officer or as a consultant agent.

2.

The Company will grant to you on or around March 4, 2013, at the same time annual and long-term incentive awards are granted to other executives of the Company, a stock option award to purchase shares of the common stock, par value $0.01 per share, of the Company (the “Common Stock”), with the number of shares subject to the award determined by dividing $1 million by the product of the closing price of the Common Stock on the date of grant and a .55 Black-Scholes factor, provided that such number of shares shall not exceed 450,000, subject to approval by the Compensation Committee of the Board of Directors (the “Compensation Committee”). The stock option will have an exercise price equal to 100% of the closing price of the Common Stock on the date of grant and will otherwise be granted in accordance with, and subject to the terms of, the 2008 Incentive Compensation Plan (the “Plan”) and an applicable award agreement thereunder. The stock options will vest and become exercisable in twelve equal monthly installments as long as you remain employed by, or provide services to, the Company as its Chief Executive Officer or as a consultant agent until vested in full on March 14, 2014, and will remain exercisable until the tenth anniversary of the grant date. For the avoidance of doubt, the stock options will continue to vest so long as you remain available to provide, until the end of the Term, executive consulting agent services to the Company at reasonable times and upon the reasonable notice from, and request of, the chief executive officer of the Company.

3.	The Company will grant to you on or around March 4, 2013, at the same time annual and long-term incentive awards are granted to other executives of the Company, an award of cash-settled restricted stock units, with the number of restricted stock units subject to the award determined by dividing $1 million by the 90 day average price of the Common Stock (as determined in the same manner for the other executive officers), subject to approval by the Compensation Committee. The restricted stock units will be granted in accordance with, and subject to the terms and conditions of, the Plan and an applicable award agreement thereunder. The restricted stock units will vest in full, and will become non-forfeitable and cease to be restricted, on March 14, 2014, subject to the achievement of the performance criteria established for the Company’s key executive officers for the 2013 annual incentive plan on or prior to such date, which performance criteria shall be set by the Company no later than March 31, 2013. You may be entitled to defer the payment to be received upon the vesting and lapsing of restrictions of the restricted stock units, subject to the terms and conditions, set forth under the Plan and an applicable award agreement and in an accordance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). For the avoidance of doubt, the restricted stock units will continue to vest so long as you remain available to provide, until the end of the Term, executive consulting agent services to the Company at reasonable times and upon the reasonable notice from, and request of, the chief executive officer of the Company.

4.	Subject to the terms of the Plan and applicable award agreements, in the event your employment or service is terminated:

i.	by reason of death or “Disability” (as defined in the Plan), your stock option and restricted stock unit awards described in this Letter will vest in full and the stock options will remain exercisable for a period of three years;

ii.	by reason of termination for “Cause” (as defined in the Plan), your stock option and restricted stock unit awards described in this Letter, whether vested or unvested, will be immediately forfeited and canceled;

iii.	for any reason following a “Change of Control” (as defined in the Plan), your stock option and restricted stock unit awards described in this Letter will vest in full and the stock options will remain exercisable for a period of three years; or

iv.	by reason of your refusal to provide consulting agent services as provided hereunder other than set forth in (i), (ii) or (iii) above, your stock option and restricted stock unit awards described in this Letter will vest on a pro-rata basis based on the number of days of the year (for restricted stock units) and number of days of the month (for stock options) you remained in service prior to such termination (and based on actual performance of the applicable performance criteria with respect to the restricted stock units), and your vested stock options will remain exercisable for a period of three years.

5.	You will continue to be eligible to participate in the benefit programs generally available to Company employees while you remain as the Company’s Chief Executive Officer and will be entitled to reimbursement of your expenses in connection with the provision of consulting services, if applicable. All payments and benefits provided to you under this Letter shall be subject to applicable tax federal, state and local withholdings.

6.	This Letter contains all agreements, and supersedes all other prior agreements, verbal and written, pertaining to your employment with the Company with respect to the subject matter hereof. Employment at the Company is at-will and may be terminated at any time at the will of either you or the Company, provided that if your employment with the Company terminates prior to the end of the Term, you will continue to be entitled to receive payment of the annual base salary as consulting fees for your service as a consultant agent to the Company until the end of the Term. For the avoidance of doubt, except as provided in this Letter, you acknowledge and agree that you will not be entitled to any severance payments or benefits from the Company or any of its affiliates at the time of, or otherwise in connection with, your termination of employment or service with the Company for any reason.

7.	The Company agrees, in addition to the terms of that certain Indemnification Agreement between you and the Company, dated June 24, 2008 (the “Indemnification Agreement”) for the avoidance of doubt, that you shall be indemnified, held harmless, and be advanced funds to defend yourself, in any Proceeding (as defined in the Indemnification Agreement) arising out of or related to the provision of services to the Company, including as a consultant agent to the Company, hereunder, consistent with the terms, mutatis mutandis, set forth in the Indemnification Agreement, and shall be indemnified by the Company to the fullest extent permitted by applicable law at any time that you are providing services to the Company, including as a consultant agent to the Company, as described in this Letter.

8.	It is intended that the payments provided under this Letter shall be exempt from or comply with the requirements of Section 409A. This Letter shall be construed, administered and governed in a manner that effects such intent. It is further acknowledged and agreed that to the extent required to avoid accelerated taxation or tax penalties under Section 409A, (i) you will not be considered to have terminated employment or service for purposes of this Letter, and no payments will be due under this Letter that are payable upon termination of your employment or service until you would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A and (ii) if at the time of your termination of employment or service with the Company, you are a “specified employee” as defined under Section 409A, all amounts due under this Letter that are provided as a result of a separation from service, within the meaning of Section 409A, and that would otherwise be paid or provided during the first six months following such separation from service, shall be delayed until the earlier to occur of (A) the six-month anniversary of the separation from service or (B) the date of your death.

Sincerely,

CAREER EDUCATION CORPORATION

By:	/s/ Leslie T. Thornton
Name:	Leslie T. Thornton
Title:	Lead Director of the Board of Directors

By:	/s/ Patrick W. Gross
Name:	Patrick W. Gross
Title:	Chairman of the Compensation Committee of the Board of Directors

Accepted and Agreed to:

/s/ Steve Lesnik	February 26, 2013

Steve Lesnik	Date